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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Pembina Pipeline Corporation:

We consent to the use of our reports, each dated November 18, 2021, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F/A.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada
November 18, 2021